Exhibit 99.1

Alamos and Aurico Merger Receives Overwhelming Shareholder Approval

TORONTO, June 24, 2015 /CNW/ - Alamos Gold Inc. ("Alamos") (TSX/NYSE:AGI) and AuRico Gold Inc. ("AuRico") (TSX/NYSE: AUQ) are pleased to announce that shareholders of both companies have overwhelmingly voted in favour of the plan of arrangement ("Arrangement") to combine the two companies at their respective special meetings of shareholders held earlier today.

The Arrangement was approved by approximately 90.56% of votes cast by Alamos shareholders and 98.83% of votes cast by AuRico shareholders. The long term incentive plan of AuRico Metals Inc., a new company being created as part of the Arrangement, also received approval of approximately 86.39% of Alamos and 95.99% of AuRico shareholder votes cast. Additionally, approximately 99.26% of votes cast by Alamos shareholders were in favour of the continuance of Alamos from British Columbia to Ontario under the Business Corporations Act of Ontario. A copy of the complete report on voting for each of AuRico and Alamos will be made available on SEDAR and EDGAR.

The Arrangement is expected to close July 2, 2015, subject to applicable regulatory approvals and the satisfaction of other customary conditions.

"Through our merger with AuRico, we have built a strong platform for delivering shareholder value with diversified North American gold production, and a solid low-cost development pipeline supported by a strong balance sheet. Shareholders have recognized the compelling attributes of the combined company with overwhelming support for the transaction," said John A. McCluskey, President and Chief Executive Officer of Alamos.

"We are pleased that shareholders of both companies have sent such a clear message in support of the transaction. The combination of these companies will create a new leading intermediate gold producer with a diversified asset base and a growing cash flow profile. Shareholders will also gain exposure to the newly created AuRico Metals and the significant unlocked value in the highly prospective Kemess project that is underpinned by high quality royalty revenue," said Scott Perry, President and Chief Executive Officer of AuRico.

About Alamos Gold

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 500 people and is committed to the highest standards of sustainable development. As of May 5, 2015, Alamos had 127,357,486 common shares outstanding (140,164,052 shares fully diluted), which are traded on the TSX and NYSE under the symbol "AGI".

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential. The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Property in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Alamos Cautionary Statement

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and reasonable assumptions of management. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are asked to review the "Risk Factors" set out in Alamos' Annual Information Form and other Alamos filings available on SEDAR and EDGAR. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

AuRico Cautionary Statement

This press release may contain forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.

All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Readers should refer the section entitled the Risk Factors in our latest MD&A and other filings available on SEDAR and EDGAR, which set out the material factors that would cause results to differ.

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information: For further information please visit the Alamos and AuRico websites at www.alamosgold.com and www.auricogold.com or contact: Scott Parsons, Vice President, Investor Relations, Alamos Gold Inc., 416-368-9932 x439, sparsons@alamosgold.com; Anne Day, Vice President, Investor Relations & Communications, AuRico Gold Inc., 647-260-8880, anne.day@auricogold.com

CO: AuRico Gold Inc.

CNW 15:45e 24-JUN-15